Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX RECEIVES COMPENSATION
FOR NATIONALIZATION OF CEMEX VENEZUELA

MONTERREY, MEXICO, DECEMBER 13, 2011 – CEMEX S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has received payment of US$600 million from the Government of the Bolivarian Republic of Venezuela and its public entity Corporación Socialista del Cemento, S.A. as compensation for the nationalization of CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”). In addition, US$154 million of accounts payable by CEMEX subsidiaries to CEMEX Venezuela have been cancelled.

Compensation was paid US$240 million in cash and in various negotiable securities issued by Petróleos de Venezuela, S.A. that during their full term pay an aggregate total of US$360 million.

CEMEX intends to use the funds received from this compensation for the repayment of indebtedness and general corporate purposes.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.